AGRIUM INC.

Annual General Meeting of Shareholders

of

Agrium Inc.

May 6, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

General Business

1.	Each of the eleven director nominees proposed by Management were elected by way of ballot to serve until the earlier of Agrium Inc.’s next annual meeting or until his or her successor is elected or appointed. The results of the director election are as follows:

DIRECTOR	FOR		WITHHELD
(a) David C. Everitt	104,329,315	99.26%	777,900	0.74%

(b) Russell K. Girling	104,704,870	99.62%	402,345	0.38%

(c) M. Marianne Harris	105,001,937	99.90%	105,278	0.10%

(d) Susan A. Henry	104,118,413	99.06%	988,805	0.94%

(e) Russell J. Horner	104,540,414	99.46%	566,801	0.54%

(f) John E. Lowe	104,368,451	99.30%	738,764	0.70%

(g) Charles V. Magro	104,764,334	99.67%	342,881	0.33%

(h) A. Anne McLellan	104,662,763	99.58%	444,452	0.42%

(i) Derek G. Pannell	104,988,048	99.89%	119,167	0.11%

(j) Mayo M. Schmidt	104,983,614	99.78%	123,601	0.12%

(k) Victor J. Zaleschuk	104,485,421	99.41%	621,794	0.59%

2.	The appointment of KPMG LLP, as independent auditors of Agrium for 2015, was approved by a show of hands. Proxies were received representing 106,961,707 (97.75%) votes for and 2,461,551 (2.25%) votes withheld.

3.	The Advisory Vote on Agrium’s approach to Executive Compensation was approved by way of ballot. Ballots were deposited representing 102,403,953 (97.4%) votes for and 2,703,509 (2.6%) votes against.

4.	The shareholder proposal brought forward by SHARE requiring Agrium to conduct and make public an independent assessment of its human rights responsibilities in relation to sourcing phosphate rock from Western Sahara, having regard to the UN Guiding Principles and associated international human rights standards, was not approved. Ballots were deposited representing 12,575,985 (11.96%) votes for and 92,530,603 (88.04%) votes against.